SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that informed on June 5, 2018, through Relevant Fact, the concession by the Judge of the 49th Labor Court of Rio de Janeiro, in a decision of urgency, rendered in the PROCESS: 0100071-78.2018.5.01.0049, determined that the Company and the other defendants (AMAZONAS DISTRIBUIDORA DE ENERGIA S.A. - AMAZONAS ENERGIA, CENTRAIS ELÉTRICAS DE RONDÔNIA - CERON, COMPANHIA DE ELETRICIDADE DO ACRE - ELETROACRE, COMPANHIA ENERGETICA DE ALAGOAS - CEAL and COMPANHIA ENERGÉTICA DO PIAUÍ - CEPISA) “to refrain from proceeding with the privatization process so that they may individually or collectively submit, within a period of up to 90 (ninety) days, a study on the impact of privatization on current employment contracts."

On June 11, 2018 the company communicated, by means of Relevant Fact, that the Federal Government has filed a request for a suspension of security (case: 0002121-22.2018.5.01.0000) in order to stop the earlier protection granted and, on this date, the President of the Regional Labor Court of the 1st Region. Such request for suspension of security is autonomous procedure of prerogative of the public entity, in case the Federal Government.

On August 17, 2018, the Special Body of the Regional Labor Court of the 1st Region granted the Appeal filed by the plaintiffs to reinstate the decision of the 49th Labor Court of Rio de Janeiro.

On August 20, 2018 the President of the Superior Labor Court, in response to the request of the Federal Government, suspended the injunction granted by the 49th Labor Court of Rio de Janeiro, which had been reestablished by the Special Organ of the Regional Labor Court of the 1st Region, thus, the auction of the Eletrobras distributors, except Companhia Energética de Alagoas (CEAL), in view of the decision rendered by Minister Ricardo Lewandowski of the Original Civil Action 3132.

On November 19, 2018, we took note, through the press, that the 49th Labor Court of Rio de Janeiro would have delivered a decision to render ineffective the 170th Extraordinary General Meeting of Eletrobras, held in February of this year, which decided to sell the electricity distribution companies mentioned above, as well as the developments, determining that the defendants refrain from proceeding with the privatization or liquidation process and submit, individually or collectively, within a period of up to 120 days, after the notification of the decision, study on the impact of privatization on labor contracts.

Eletrobras clarifies that it was not notified of the decision and, when summoned, will express its opinion on the content and possible effects of the decision, as well as keep the market informed about it.

Rio de Janeiro, November 20, 2018

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.